                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                    For the quarter ended October 31, 1997

                           BARBEQUES GALORE LIMITED
                                ACN 008 577 759


          327 Chisholm Road, Auburn, New South Wales, 2144, Australia

Registrant's telephone number, including area code   61-2-9704-4177
                                                     --------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                        Form 20-F     X       Form 40-F
                                  -----------          -----------


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                   No       X
                            -----------          -----------

                                    FORM 6K

                    For the Quarter Ended October 31, 1997



                                    INDEX

                                                                                  Page No.
                                                                                  --------
PART 1.  FINANCIAL INFORMATION
      ITEM 1.    Condensed Consolidated Interim Financial Statements..............   1

                 Condensed Consolidated Balance Sheets as of October 31, 1997 and
                 January 31, 1997.................................................   1

                 Condensed Consolidated Statements of Operations for the Three and
                 Nine Months Ended October 31 1997 and 1996.......................   2

                 Condensed Consolidated Statements of Cash Flows for the Three and
                 Nine Months Ended October 31, 1997 and 1996......................   3

                 Notes to Condensed Consolidated Interim Financial Statements.....   4

      ITEM 2.    Management's Discussion and Analysis of Financial Condition and
                 Results of Operations............................................   5

PART II.         OTHER INFORMATION

      ITEM 1.    Legal Proceedings................................................  15

      ITEM 2.    Changes in Securities............................................  15

      ITEM 3.    Defaults Upon Senior Securities..................................  15

      ITEM 4.    Submission of Matters to a Vote of Security Holders..............  15

      ITEM 5.    Other Information................................................  15

      ITEM 6.    Exhibits and Reports on Form 8-K.................................  15

      SIGNATURES..................................................................  17

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES


                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                     October 31
                                                                       January 31       1997
                                                                          1997       (Unaudited)
                                                                         ------        ------


In A$ thousands, except share and per share data

ASSETS
Current assets:
Cash and cash equivalents..............................................      30            35
Accounts receivable, net...............................................   7,350        10,831
Receivables from affiliates............................................     362           174
Inventories............................................................  33,928        50,397
Deferred income taxes..................................................   2,472         3,257
Prepaid expenses and other current assets..............................   1,131         2,565
                                                                         ------        ------
Total current assets...................................................  45,273        67,259
Non-current assets:
Receivables from affiliates............................................     696           772
Property, plant and equipment, net.....................................  18,348        19,299
Goodwill, net..........................................................   1,476         1,426
Deferred income taxes..................................................     871           796
Other non-current assets...............................................   1,306         1,453
                                                                         ------        ------
Total assets...........................................................  67,970        91,005
                                                                         ======        ======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdraft.........................................................   1,826         5,649
Accounts payable and accrued liabilities...............................  13,693        20,384
Payables to related parties............................................   1,231             9
Current maturities of long-term debt...................................   2,964        11,835
Current portion of obligations under capital leases....................   1,395         1,251
Income taxes payable...................................................   1,612             -
                                                                         ------        ------
Total current liabilities..............................................  22,721        39,128
Non-current liabilities:
Long-term debt.........................................................  20,718        28,120
Convertible Notes......................................................  10,042        10,042
Obligations under capital leases, excluding current portion............   3,516         3,379
Other long-term liabilities............................................     808           758
                                                                         ------        ------
Total liabilities......................................................  57,805        81,427
                                                                         ------        ------

Shareholders' equity: Ordinary Shares, $3.64 par value;
27,437,853 authorized shares; 1,843,726 shares issued and outstanding..   6,720         6,720
Additional paid-in capital.............................................   4,613         4,613
Foreign currency translation adjustment................................     200           800
Retained deficit.......................................................  (1,368)       (2,555)
                                                                         ------        ------
Total shareholders' equity.............................................  10,165         9,578
                                                                         ------        ------
Total liabilities and shareholders' equity                               67,970        91,005
                                                                         ======        ======


                                                                1.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                              Three Months                     Nine Months
                                                                 Ended                           Ended
                                                     October 31        October 31      October 31     October 31
                                                       1996              1997            1996            1997
                                                      ------            ------          ------          -------
In A$ thousands, except share and per share data
Net sales...........................................  35,255            43,539          94,875          113,933
Cost of goods sold, warehouse, distribution and
  occupancy costs...................................  24,249            29,815          67,335           78,235
                                                      ------            ------          ------          -------
Gross profit........................................  11,006            13,724          27,540           35,698
                                                      ------            ------          ------          -------
Selling, general and administrative expenses........  10,088            12,384          28,400           34,115
Store pre-opening costs.............................      79                37             143              246
Relocation and closure costs........................       -                 -             875                -
                                                      ------            ------          ------          -------
Operating income (loss).............................     839             1,303          (1,878)           1,336
                                                      ------            ------          ------          -------
Equity in income of affiliates, net of tax..........     103               153             270              342
Interest expense....................................     678             1,111           1,526            2,871
Other expenses (income).............................      36                 -              36                -
                                                      ------            ------          ------          -------
Income (loss) before income taxes...................     228               345          (3,170)          (1,193)
Income tax expense (benefit)........................      98               143          (1,669)            (506)
                                                      ------            ------          ------          -------
Net income (loss)...................................     130               202          (1,501)            (687)
                                                      ======            ======          ======          =======

Earnings (loss) per share:
Net income (loss) per Ordinary Share and
  ordinary share equivalent (A$ per share)..........    0.03              0.10           (0.33)           (0.35)
                                                      ======            ======          ======          =======
Weighted average shares outstanding (in thousands)..   4,541             1,939           4,541            1,939
                                                      ======            ======          ======          =======

                                      2.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)


                                                              Three Months                     Nine Months
                                                                 Ended                           Ended
                                                       October 31     October 31      October 31      October 31
                                                         1996            1997            1996            1997
                                                        ------          ------          ------          -------
In A$ thousands, except share and per share data


CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).....................................     130             202          (1,501)            (687)
Non-cash charges, net.................................     249           2,351           1,580            2,999
Changes in operating assets and liabilities:
Receivables and prepaid expenses......................  (2,478)         (3,742)         (2,369)          (4,528)
Inventories...........................................  (3,239)         (8,224)         (3,715)         (16,533)
Other assets..........................................      33             (59)             12             (189)
Accounts payable and accrued liabilities..............   3,663           4,213           2,919            5,291
                                                        ------          ------          ------          -------
Net cash used in operating activities.................  (1,642)         (5,259)         (3,074)         (13,723)
                                                        ------          ------          ------          -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment...      42               1             801               76
Capital expenditures..................................  (1,233)         (1,408)         (4,959)          (2,973)
Loan repayments received..............................      97             335             277              385
                                                        ------          ------          ------          -------
Net cash used in investing activities.................  (1,094)         (1,072)         (3,881)          (2,512)
                                                        ------          ------          ------          -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term debt...........................  (1,148)         (4,110)         (7,456)         (10,651)
Proceeds from long-term debt..........................   7,883           2,284          12,465           25,303
Initial public offering costs.........................       -            (774)              -             (774)
Bank overdraft proceeds (repayments)..................  (3,571)           (535)          1,515            3,823
Principal payments under capital leases...............    (423)           (540)           (759)            (976)
Dividends paid........................................       -              (1)         (1,217)            (500)
                                                        ------          ------          ------          -------
Net cash provided by financing activities.............   2,741           6,324           4,548           16,225
                                                        ------          ------          ------          -------
Effects of exchange rate fluctuations.................      (6)              9              (6)              15
                                                        ------          ------          ------          -------

Net increase (decrease) in cash and cash equivalents..      (1)              2          (2,413)               5
Cash and cash equivalents at beginning of period......      29              33           2,441               30
                                                        ------          ------          ------          -------
Cash and cash equivalents at end of period............      28              35              28               35
                                                        ======          ======          ======          =======

                                      3.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES



             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1    BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States.

     The information contained in the consolidated financial statements and footnotes is condensed from that which would appear in the annual consolidated financial statements. Accordingly, these condensed consolidated financial statements should be reviewed in conjunction with the consolidated financial statements and related notes contained in the Registration Statement on Form F-1 for the fiscal year ended January 31, 1997, filed by Barbeques Galore Limited (the "Company") with the Securities and Exchange Commission. The unaudited condensed consolidated financial statements as of October 31, 1997 and for the three months and nine months ended October 31, 1997 and 1996 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2    INVENTORIES

     The major classes of inventories are as follows:



                                         January 31,    October 31,
                                            1997          1997
                                                       (Unaudited)
                                           ------        ------

    In A$ thousands

    Finished goods..................       29,470        44,907
    Work in progress................        1,778         1,598
    Raw materials...................        3,116         4,392
                                           ------        ------
                                           34,364        50,897
    Less: Reserve for obsolescence..         (436)         (500)
                                           ------        ------
                                           33,928        50,397
                                           ======        ======

3    EARNINGS (LOSS) PER SHARE

     Earnings (loss) per share are computed by dividing net earnings (loss) available to ordinary shareholders by the weighted average number of ordinary shares and as appropriate, dilutive ordinary shares equivalents outstanding for the period, as adjusted for an 18.223-for-one reverse stock split. The calculation of fully diluted earnings per share did not differ significantly from primary earnings per share and has therefore not been presented.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which specifies the computation, presentation and disclosure requirements for earnings per share. This statement is effective for both interim and annual reporting periods ending after December 15, 1997. Had SFAS No. 128 been in effect, "basic" and "diluted" earnings per share would not have been significantly different to those reported in the Consolidated Statements of Operations and hence have not been presented.

     Pro forma supplementary earnings (loss) per share are computed by assuming proceeds from the Offering (discussed in Note 4), which will be utilized to repay debt subsequent to the public offering were utilized to repay the debt at the beginning of the applicable period to which earnings (loss) per share relates. The weighted average number of ordinary shares outstanding is increased for the number of ordinary shares issued to enable repayment of such debt. Pro forma supplementary earnings (loss) per share and weighted average shares outstanding were:


                                      4.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES


                                                                 Seven Months      Nine Months
                                                                        Ended            Ended
                                                              January 31 1997  October 31 1997
    Pro forma unaudited supplementary net income (loss)
      per ordinary share and ordinary share
      equivalent (A$ per share)                                          0.38             0.15
    Pro forma unaudited weighted average shares outstanding
     (in thousands)                                                     5,153            3,986
                                                                        =====            =====

4    SUBSEQUENT EVENTS

     INITIAL PUBLIC OFFERING

     In November 1997, the Company consummated an initial public offering (the "Offering") of 1,500,000 ordinary shares, each represented by one American Depositary Share ("ADS") at a price per share of US$11.00. In addition, a further 200,000 ADS's were sold by certain shareholders of the company at a price of US$11.00 per share.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" at the end of this section and elsewhere in the Company's prospectus dated November 7, 1997, relevant to its Offering. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Securities and Exchange Commission.

OVERVIEW

Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of October 31, 1997, the Company owned and operated 32 stores in all six states in Australia and 32 stores (including three U.S. Navy concession stores) in six states in the United States. In addition, as of such date, there were 46 licensed stores in Australia and six franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

The company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 47.6%, 27.5%, 11.1% and 13.0%, respectively, of the Company's net sales for the twelve months ended January 31, 1997, representing a 15.1%, 13.6%, 7.2% and (14.5%) increase (or decrease), over their respective net sales levels for the twelve months ended January 31, 1996.

The Company believes the majority of its future growth will result from the continuing expansion of its U.S. retail business, primarily through the opening of new stores, and the refurbishment of its Australian store base. Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores and licensees as well as other barbecue and home heater products for its wholesale customers.

RESULTS OF OPERATIONS

The following table sets forth consolidated operating results of the Company as a percentage of net sales. The Company believes that a comparison of operating results for the quarters ended October 31, 1996 and 1997 is more meaningful than for the third quarter of 1997 against the first or second quarters, given the degree of seasonality to which the Company's business is subject.


                                      5.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                                                  Three Months Ended             Nine Months Ended
                                               October 31    October 31      October 31      October 31
 In A$ thousands                                 1996           1997            1996            1997
                                                 -----          -----           -----           -----
 Net Sales.....................................  100.0%         100.0%          100.0%          100.0%
 Cost of goods sold, warehouse, distribution
   and occupancy costs.........................   68.8           68.5            71.0            68.7
                                                 -----          -----           -----           -----
 Gross profit..................................   31.2           31.5            29.0            31.3

 Selling, general and administrative expenses..   28.6           28.4            29.9            29.9
 Store pre-opening costs.......................    0.2            0.1             0.2             0.2
 Relocation - closure costs....................      -              -             0.9               -
                                                 -----          -----           -----           -----
 Operating income (loss).......................    2.4            3.0            (2.0)            1.2

 Equity in income of affiliates, net of tax....    0.3            0.4             0.3             0.3
 Interest expense..............................    1.9            2.6             1.6             2.5
 Other expense (income)........................    0.1              -               -               -
                                                 -----          -----           -----           -----
 Income (loss) before income tax...............    0.7            0.8            (3.3)           (1.0)
 Income tax expense (benefit)..................    0.3            0.3            (1.7)           (0.4)
                                                 -----          -----           -----           -----
 Net income (loss).............................    0.4            0.5            (1.6)           (0.6)
                                                 =====          =====           =====           =====

THREE MONTHS ENDED OCTOBER 31, 1997 (UNAUDITED) COMPARED TO THREE MONTHS ENDED OCTOBER 31, 1996 (UNAUDITED)

Net sales increased by approximately A$8.3 million, or 23.5%, to A$43.5 million for the three months ended October 31, 1997 from A$35.3 million for the three months ended October 31, 1996. No new stores were opened in the United States during the three months ended October 31, 1997. In Australia, two stores were refurbished, one relocated and one new store opened during this period. Comparable store sales increased 14.5% and contributed A$2.66 million to the increase in net sales. Comparable store sales increased 19.3% in the United States and 7.2% in Australia. Increased sales also resulted from stores not forming part of the comparative store sales including six new stores which opened in the U.S. in the previous nine months. The balance of the increased sales was primarily attributable to an A$2.1 million increase in Australian wholesale sales, mainly to mass merchandisers.

Gross profit increased approximately A$2.7 million, or 24.7%, to A$13.7 million for the three months ended October 31, 1997 from A$11.0 million for the three months ended October 31, 1996. Gross margin (gross profit as a percentage of sales) increased to 31.5% during the three months ended October 31, 1997 from 31.2% during the comparable period in 1996. The increase in gross margin was primarily due to production efficiencies gained in the Australian manufacturing operation. The increase was partially offset by a reduction in gross margin in the United States as a result of change in product mix, newer stores with a typically lower gross margin in their first year of operation and additional warehouse and distribution costs incurred to support the new store expansion.

Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$2.3 million, or 22.8%, to A$12.4 million for the three months ended October 31, 1997 from A$10.1 million for the three months ended October 31, 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 28.4% during the three months ended October 31, 1997 from 28.6% during the comparable period in 1996. The decrease was primarily due to improved operating leverage both in Australia and the United States.

Store pre-opening expenses decreased by A$42,000 to A$37,000 due to the timing of United States' store openings.

Operating income increased by A$464,000 to A$1.3 million for the three months ended October 31, 1997 from A$839,000 for the three months ended October 31, 1996. As a percentage of net sales, operating income increased to 3.0% in the three months ended October 31, 1997 from 2.4% in the comparable period in 1996.


                                      6.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

Income from affiliates increased A$50,000 to A$153,000 in the three months ended October 31, 1996. This increase related mainly from an increase in profitability of the Company's Taiwanese affiliate.


Interest expense increased by A$433,000 to A$1,111,000 in the three months ended October 31, 1997 from A$678,000 in the three months October 31, 1996. The increase related to financing the Company's capital reduction which took place December 1996.

The company's effective tax rate was 41.5% in the three months ended October 31, 1997 and 43.0% in the three months ended October 31, 1996.

NINE MONTHS ENDED OCTOBER 31, 1997 (UNAUDITED) COMPARED TO NINE MONTHS ENDED OCTOBER 31, 1996 (UNAUDITED)

Net sales increased by approximately A$19 million or 20.1%, to A$113.9 million for the nine months ended October 31, 1997, from A$94.9 million for the nine months ended October 31, 1996. Four new stores were opened in the United States during the nine months ended October 31, 1997. In Australia, two stores were refurbished, one relocated and one new store opened during this period. Comparable store sales increased 13.3% and contributed A$8.4 million to the increase in net sales. Comparable store sales increased 18.3% in the United States and 6.5% in Australia. The increase in the United States was primarily due to (i) heightened awareness of the Barbeques Galore name in both existing and new markets, (ii) the effect of new stores opened in the United States and Australia in the previous nine months, and (iii) an increase in Australian wholesale sales, mainly to mass merchandisers.

Gross profit increased approximately A$8.2 million, or 29.6%, to A$35.7 million for the nine months ended October 31, 1997, from A$27.5 million for the nine months ended October 31, 1996. Gross margin (gross profit as a percentage of sales) increased to 31.3% during the nine months ended October 31, 1997 from 29.0% during the comparable period in 1996. The increase in gross was primarily due to production efficiencies gained from the relocation of the Company's Australian manufacturing operations, partially offset by a minor reduction in gross margin in the United States as a result of a change in sales mix.

Selling, general and administrative expenses increased approximately A$5.7 million, or 20.1%, to A$34.1 million for the nine months ended October 31, 1997 from A$28.4 million for the nine months ended October 31, 1996. As a percentage of sales, selling, general and administrative expenses were 29.9% of net sales, during the nine months to October 31, 1997, and the same percentage in the comparable period in 1996.

Store pre-opening expenses increased by A$103,000 to A$246,000 due to the opening of four new stores in the United States in the nine months ended October 31, 1997, versus two new stores in the previous period.

Operating income (loss) increased A$3.2 million to A$1.3 million for the nine months ended October 31, 1997, from a loss of A$1.9 million for the nine months ended October 31, 1996.

Income from affiliates increased A$72,000 to A$342,000 in the nine months ended October 31, 1997 from A$270,000 in the nine months ended October 31, 1996. The increase resulted mainly from an increase in profitability of the Company's Taiwanese affiliate.

Interest expense increased by A$1.34 million to A$2.87 million in the nine months to October 31, 1997 from A$1.53 million in the nine months ended October 31, 1996. The increase related to the financing of the Company's capital reduction which took place in December 1996.

The Company's effective tax rate was 42.4% in the nine months ended October 31, 1997 compared to 52.6% in the nine months October 31, 1996. The difference is a result of the mix of pre-tax earnings/losses between the Australian and United States operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed its initial public offering (the "Offering") raising net proceeds of approximately US$14 million (approximately A$20 million). A portion of these funds have been used to fund (i) the repayment of approximately A$12 million (approximately US$8.4 million) of indebtedness incurred under the credit facility between the Company and the Australian and New Zealand Banking Group Limited ("ANZ"), and
(iii) the repayment of approximately US$1.8 million, being

                                      7.

                   Barbeques Galore Limited and Subsidiaries


all outstanding indebtedness under a term loan and revolving line of credit facility with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"). The remaining $3.8 million balance of the funds will be used to fund the expansion of the Company's operations in the United States. The period under review in this report precedes the capital raised from the Offering.

The Company has used cash flows from operations in the three months to October 31, 1997 of A$5.3 million and A$13.7 million respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's pre-season build-up of inventories in Australia and the increased number of stores in the United States.

Net cash flows used in investing activities in the three months and the nine months ending October 31, 1997 were A$1.1 million and A$2.5 million respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States and store refurbishments in Australia. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion.

The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch facilities.

At October 31, 1997 the Company had working capital of A$28.1 million. At October 31, 1997 the Company maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch. As a consequence of the Offering the Company is currently re-evaluating its funding and lines of credit arrangements with ANZ.

The Company believes the proceeds raised from the Offering and the remaining ANZ facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

Risk Factors

The following are certain factors that should be considered in evaluating the business, financial conditions and results of operations of the Company. However, these factors should not be considered to be exclusive, and readers are urged to consider the statements made elsewhere herein.

IMPLEMENTATION OF GROWTH STRATEGY. The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company currently plans to open approximately 10 new stores in 1997, of which five have been opened and five are expected to open in the fourth quarter. The Company also currently intends to open 15 to 20 new stores in the United States in each of 1998 and 1999. The Company expects to incur capital expenditures relating to this program in the United States of approximately US$1.8 million in 1997 and approximately US$2.6 million to US$3.2 million in each of 1998 and 1999. Pursuant to the Company's Australian store refurbishment program, in 1997, the Company plans to remodel five existing stores, open one new store, relocate one store and close one store. The Company further intends to refurbish five stores and open three new stores in 1998, and refurbish two stores and open two new stores in 1999. The Company expects to incur capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and approximately A$2.0 million to A$3.0 million in each of 1998 and 1999. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results.

The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate consultants to assist in site selection and lease negotiations, and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect

                                       8.

                   Barbeques Galore Limited and Subsidiaries



the Company's new store extension. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

As part of its growth strategy, the Company intends to open stores in new markets where it will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refurbishment program in Australia, the Company has experienced, and expects to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations, and the failure to adapt thereto would adversely affect the Company's implementation of its growth strategy.

If the Company determined to, or was required to, close a Barbeques Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company were able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources. As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition.

EFFECT OF ECONOMIC CONDITIONS AND CONSUMER TRENDS. The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in the Australian and Southern California markets.

The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. The Company believes it has benefitted from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in such trend could adversely affect consumer interest in the Company's major product lines. Moreover, the Company's products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If the Company misjudges either the market for its merchandise or its customers' purchasing habits, it may experience a material decline in sales or be required to sell inventory at reduced margins. The Company could also suffer a loss of customer goodwill if its manufacturing operations or stores do not adhere to its quality control or service procedures or otherwise fail to ensure satisfactory quality of the Company's products. These outcomes may have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF OPERATIONAL CHANGES. The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and integrated its central inventory management systems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. The total expected capital expenditure for such project is not expected to be significant (less than A$50,000). In the United States, the Company intends to transfer its general ledger and accounts payable functions from its existing computer system to its new and more powerful system in the near future. The Company also plans to relocate its enameling operations (which are currently located 10 miles away) to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, add an in-line powder coating operation and rearrange the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. These changes are currently scheduled to occur in 1998. The planned relocation of the Company's enameling operations and related changes will cost approximately A$454,000 (of which A$369,000 has already been accrued), will require additional capital expenditures of approximately A$2.2 million and will require the Company to obtain a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such

                                      9.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES


time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, enameling plant relocation plans, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

COMPETITION. The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future.

SEASONALITY; WEATHER; FLUCTUATIONS IN RESULTS. The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Since the Company has historically derived a greater portion of its sales from its larger Australian store base, these seasonal trends have generally resulted in increased sales and income during the Australian summer months of November through January and substantially lower-than-average sales and income during the months of February, March, May and July. The Company believes this is the general pattern associated with its segment of the Australian retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

RELIANCE ON SYSTEMS. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial, accounting and human resources. The Company's reliance upon such systems will likely increase upon the anticipated introduction of automated store replenishment in Australia. Any disruption in the operation of the Company's management information systems, or the company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business operating results and financial condition. Like many computer systems, the Company's Wang computer system in Australia uses two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, in the Australian system, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, financial and human resource systems, may be adversely affected unless changes are made to this computer system. The Company expects to resolve these issues in a timely manner and is currently engaged in a review of all existing computer systems in order to implement the required changes, which may entail replacing the existing system. The Company expects that upgrades to its computer systems with respect to the year 2000 problem will require capital expenditures of approximately A$1.0 million. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000.

                                      10.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES


DEPENDENCE ON KEY EMPLOYEES. The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of the Galore Group (USA), Inc. and Director. These individuals have an average of 15 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia. In August 1997, the Company appointed a chief operating officer for its U.S. operations to manage daily operations in the United States, permitting Mr. Selati to concentrate on the Company's U.S. growth strategy.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; DEPENDENCE ON SIGNIFICANT VENDORS AND SUPPLIERS. Barbeques Galore, with its headquarters, manufacturing, enamelling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 1997, the Company purchased inventory from over 400 vendors in the United States, Australia and the Far East. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period (other than Horan's Steel
Pty Ltd., an Australian steel distributor ("Horan's Steel"), and Bromic Pty. Ltd., an Australian gas components importer ("Bromic")), the Company considers certain barbecue brands to be significant to its business, especially in the United States. Also during such period, the Company purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. Horan's Steel and Bromic supplied the Company with approximately 19% and 21%, respectively, of the Company's factory parts and raw material purchases, and approximately 73% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationship with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

PRODUCT LIABILITY AND GOVERNMENTAL AND OTHER REGULATION. Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$20 million. In the United States, the

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$12 million and third party liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

In addition, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company's distribution facilities are also subject to workplace safety and labor relations regulations. The Company believes that it is in substantial compliance with such regulations. The sale of certain products by the Company may result in technical violations of certain of the Company's leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, the Company sells lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. The Company does not store containers of gas for barbecue grills in its stores. The Company stores matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and does not store such items near open flames. Over the Company's operating history, the Company's landlords have been made aware that the Company sells such products. To date, no landlord has terminated or threatened termination of any lease due to such sales.

The foregoing regulations and restrictions could have a material adverse effect on the Company's business, operating results or financial condition.

UNCERTAINTIES REGARDING MANUFACTURING AND DISTRIBUTION OF MERCHANDISE. The Company manufactures a substantial portion of the barbecues and home heaters sold in its stores and distributes merchandise to Barbeques Galore stores primarily from its distribution centers located at its headquarters in Australia and Irvine, California. Throughout the manufacturing process, the Company utilizes heavy machinery and equipment to produce and assemble barbecues and home heaters from parts and raw materials supplied from numerous third party suppliers. In distributing merchandise, the Company relies upon third party sea carriers to ship its manufactured products from Australia to the United States, as well as third party surface freight carriers to transport all its merchandise from its distribution centers and warehouses to stores. Accordingly, the Company is subject to numerous risks associated with the manufacturing and distribution of its merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regulation, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, the Company believes that, while its distribution facilities are sufficient to meet Barbeques Galore's current needs, the Company may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

RISKS RELATED TO FRANCHISED AND LICENSED STORES. As of October 31, 1997, there were 46 licensed stores in Australia and six franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

CURRENCY FLUCTUATIONS. The Company intends to publish its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. In the past, the Company's Australian operations have hedged a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of

                                      12.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition.

RESTRICTIONS ON FOREIGN OWNERSHIP; ANTITAKEOVER RESTRICTIONS. Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the American Depository Receipts. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. The level of foreign ownership of the Company's equity securities will be approximately 42%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one
(1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which, barring acceleration, will become exercisable on February 1, 1999 and 200,000 Ordinary Shares underlying stock options to be granted concurrently with the Offering under the 1997 Share Option Plan, which, barring acceleration, will become exercisable according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs.

The Memorandum and Articles of Association of the Company (collectively, the "Articles") contain certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Articles, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms, (ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Articles and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 21 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Articles referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company.


                                      13.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

Australian law requires the transfer of shares in the Company to be made in writing, and stamp duty at the rate of 0.6% is payable in relation to any transfer of shares. No stamp duty will be payable in Australia on the transfer of ADSs provided that any instrument by which the ADSs are transferred is executed outside Australia.

In certain circumstances, nonresidents of Australia may be subject to Australian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. These circumstances are described in "Certain Tax Considerations-- Australian Taxation," in the Prospectus of the Company dated November 7, 1997.


                                      14.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES


PART II  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

Not applicable.

ITEM 2.  CHANGES IN SECURITIES

On November 7, 1997 the Company completed its initial public offering (the "Offering"). As a part of the offer process the following changes in securities occurred:

     * Immediately prior to the consummation of the Offering, all outstanding issued share capital of the Company was subject to a 18.223-for-1 reverse share split; as a result, the issued and outstanding capital of the Company was reduced to 1,706,542 Ordinary Shares of A$3.64 each.

     * Immediately prior to the consummation of the Offering, all outstanding convertible notes of the Company were converted into 1,197,926 Ordinary Shares of A$3.64 each.

     * Pursuant to the Offering, the Company sold 1,500,000 American Depositary Shares (ADSs) at a price of US$11.00 per share.

     * Pursuant to the Offering, a further 200,000 ADSs were sold by certain shareholders of the Company at a price of US$11.00 per share.

ITEM 3.  DEFAULT UPON SENIOR SECURITIES

Not applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

         The Company convened a duly noticed special meeting of shareholders on October 7, 1997, at which a quorum was present. The shareholders voted to authorize the effectiveness of a reverse share split of Ordinary Shares of the Company to take effect immediately before consummation of the offering; and to authorize the Pricing Committee of the Board of Directors to determine the final ratio of such reverse share split. The foregoing resolutions were approved with 1,736,281 votes cast for, and 0 votes cast against the resolution.

         In addition, at the same meeting, the shareholders approved the 1997 Shares Option Plan, to serve as the successor to its previous equity incentive plan. The foregoing resolution was approved with 1,736,281 votes cast for, and 0 votes cast against the resolution.

ITEM 5.  OTHER INFORMATION

Not applicable.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K
(a)       Exhibits


          Exhibit
          Number
          ------
          3.1*........  Memorandum and Articles of Association.
          4.1**.......  Form of Specimen of American Depositary Receipt.
          4.2**.......  Form of Deposit Agreement dated November 6, 1997 among the
                        Registrant, Morgan Guaranty Trust Company of New York, as
                        Depositary, and holders from time to time of ADSs issued thereunder.

          10.1*.......  Executive Share Option Plan.
          10.2*.......  1997 Share Option Plan.
          10.3*.......  Terms and Conditions of Convertible Notes and Shareholder's Deed Poll
                        relating to Convertible Notes.
          10.4*.......  Major Agreements relating to the Registrant's Credit Facility with
                        Australia and New Zealand Banking Corporation Group Limited ("ANZ"),
                        including Deed of Charge by and between the Registrant and ANZ, as successor in interest to Westpac Banking Corporation as agent; Offer
                        Letter dated July 14, 1994 from



                                      15.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                        ANZ to the Registrant re: lines of credit; Variation Letter dated
                        December 12, 1996 from ANZ to the Registrant modifying terms of certain lines of credit.

          10.5*.......  Major Agreements relating to the Registrant's U.S. Operating
                        Subsidiary's Credit Facility with Merrill Lynch Business Financial
                        Services Inc. ("Merrill Lynch") including Term WCMA/R/ Loan and
                        Security Agreement No. 9502340701, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA/R/ Note, Loan and
                        Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by
                        the Registrant relating to Term WCMA/R/ Loan and Security Agreement No.
                        9502340701; Unconditional Guaranty by the Registrant relating to WCMA/R/
                        Note, Loan and Security Agreement No. 231-07710; Term WCMA/R/ Note No.
                        9502340701; Letter dated November 27, 1996 from Merrill Lynch to Galore USA re: WCMA/R/ line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore U.S.A. re: WCMA/R/
                        line of credit variation.
          10.6*.......  Deed of purchase of Registrant's headquarters facility.
          10.7*.......  Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business Center
                        Partners re: Irvine, California U.S. headquarters and distribution facility.
          11.1*.......  Statement re: Computation of Per Share Earnings.



 (b) Reports on Form 8-K. There were no reports on Form 8-K for the quarter ended 31 October 1997.


 * Incorporated by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 33-37259) pursuant to Rule 12b-32 of the Exchange Act.
 ** Incorporated by reference to Amendment No. 1 to the Registrant's Registration Statement on Form F-1 (Registration No. 33-37259) pursuant to Rule 12b-32 of the Exchange Act.


                                      16.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                                Barbeques Galore Limited
                                ------------------------------------------------
                                (Registrant)

 Date: December 16, 1997        By /s/ Robert Gavshon
                                ------------------------------------------------
                                Robert Barry Gavshon, Executive Deputy Chairman
                                (Signature)




                                      17.